UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                             Maximum Dynamics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  57774K-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Karin C. Carter, 4100 Newport Place Street, Suite 830, Newport Beach, CA 92660
                                 (949) 250-8655
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57774K-10-9


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Barrington Gap, Inc.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4. Source of Funds (See Instructions) Shares Issuers were acquired in exchange for assets of Barrington Gap,Inc. and other consideration pursuant to an asset purchase agreement.


________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Colorado
________________________________________________________________________________
               7.   Sole Voting Power     1,060,000
  NUMBER OF                               ---------
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power         0
 OWNED BY                                      ---
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power    1,060,000
   PERSON                                     ---------
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power     0
                                                ---
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,060,000
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     9.99%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER
---------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2. IDENTITY AND BACKGROUND
--------------------------------

     (a) Name:                                  Barrington Gap, Inc.

     (b) Business address:                      2 N. Cascade Avenue, Suite 1100,
                                                Colorado Springs, Colorado 80903

     (c) Present Principal Occupation:          Computer serices and sales of
                                                computer-related products.

     (d) Disclosure of Criminal Proceedings:    Barrington Gap, Inc. has not
                                                been convicted in any criminal
                                                proceeding at any time.

     (e) Disclosure of Civil Proceedings:       Barrington Gap, Inc. has not
                                                been subject to any judgement,
                                                decree or final order enjoining
                                                violations of or prohibiting or
                                                mandating activities subject to
                                                federal or state securities laws
                                                or state securities laws or
                                                finding any violations with
                                                respect to such laws.

     (f) Citizenship.                           Barrington Gap, Inc. is
                                                incorporated in Colorado.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Barrington Gap, Inc. received 1,060,000 shares in exchange for its assets and other consideration from the Issuer.

ITEM 4. PURPOSE OF TRANSACTION
-------------------------------

Barrington Gap, Inc. acquired 1,060,000 shares in exchange for its assets and other consideration from the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Barrington Gap, Inc. benefically owns a total of 1,060,000 shares of the Issuer's common stock as follows:

 (a) Barrington Gap, Inc. directly owns 1,060,000 shares of the Issuer's common stock witch comprises 9.99% of the Issuer's total issued and outstanding shares.

 (b) Barrington Gap, Inc. has sole voting and dispositive power as to the 1,060,000 shares it owns directly.

 (c) None.

 (d) Not Applicable.

 (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2002
-----------------------------
Date

/s/ Joshua Wolcott
-----------------------------
Joshua Wolcott, President, Barrington Gap, Inc.




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)